CANNEX SIGNS AGREEMENT TO ACQUIRE CALIFORNIA BASED PURE RATIOS

Strategic acquisition by Cannex to add innovative California wellness brand combining cannabis and holistic medicine including a premium hemp-derived CBD product portfolio

VANCOUVER, BC, February 25, 2019 - Cannex Capital Holdings Inc. (CSE: CNNX) (OTCQX: CNXXF) (“Cannex” or the “Company”) is pleased to announce that it has signed a binding letter agreement (the “Agreement”) to acquire 100% of San Diego, California based Pure Ratios Holdings, Inc. (“Pure Ratios”), (the “Transaction”) in a cash and stock transaction.

Highlights

•	Pure Ratios augments Cannex's brand portfolio with strong positioning in the CBD and cannabis wellness category;
•	Pure Ratios has expertise integrating CBD into a variety of form factors including a 96-hour transdermal patch;
•	Pure Ratios CEO, Chad Conner, is an experienced practitioner of holistic medicine and a recognized public speaker on integrating cannabis into alternative approaches to wellness;
•

Cannex reviewed a number of CBD product opportunities and Pure Ratios' products, formulations and growth prospects stood out, particularly when supported by Cannex's manufacturing and distribution capabilities;

•	Adding Pure Ratios to the multi-state production and retail footprint of the Cannex/4Front platform is expected to quickly expand overall reach and enhance growth;
•	The Cannex 4Front business combination is progressing with definitive documents anticipated to be executed imminently.

Pure Ratios was founded in 2015 with a focus on holistic wellness oriented products in the California medical marijuana market. It’s first products were created by combining traditional Chinese medicines with cannabis, including the integration of hemp derived CBD. Pure Ratios’ hemp derived CBD products are sold and distributed through a network of holistic and naturopathic medicine practitioners and in over 300 health food stores as well as online throughout the US from Pure Ratios’ expanding e-commerce platform.

“We are excited by this new partnership with Cannex, and soon 4Front as well. Pure Ratios has been preparing for rapid growth and we look forward benefiting from the Cannex/4Front platform. This transaction will allow Pure Ratios to capitalize on its early advantage in the California CBD market and to re-launch our expanded product portfolio, including our range of THC enhanced products,” said Chad Conner. “Cannex, 4Front and Pure Ratios share common values and we are thrilled to be working together to expand our holistic wellness brand,” continued Conner. “We see many synergies including consolidated production, co-branding, better distribution and significant opportunities to take our brands into new markets with Cannex and 4Front.”

“Pure Ratios has proven competence in the wellness focused products market that leverage Chad’s experience of utilizing Eastern therapies to enhance the lives of his patients. The Pure Ratios product line is broad and well developed which will only improve with additional support from Cannex,” said Anthony Dutton, Cannex CEO. “As we look at potential acquisitions, Pure Ratios instantly struck us as a unique opportunity with a core and complementary product focus. We look forward to utilizing Cannex’s existing competencies to helping Pure Ratios scale and to drive further growth the closing of our pending transaction with 4Front Holdings.”

“One of the fundamental and guiding principles of 4Front’s Mission dispensaries is utilizing cannabis and CBD products to promote wellness and to experience cannabis in the best way possible,” said Josh Rosen, 4Front Holding LLC’s CEO. “Pure Ratios is built on exactly the same principles and we fully support this acquisition and look forward to it being an important element of our combined company upon the closing of our transaction with Cannex. We’ve reviewed a lot of wellness products in this sector but Pure Ratios and Chad’s focus on product integrity, quality control and improving lives truly differentiate them from others and we are enormously excited by this opportunity.”

Pursuant to the Agreement, the Company will pay Pure Ratios’ shareholders total consideration of up US$2,000,000 in cash, 3,500,000 shares of Cannex stock, US$2,500,000 of contingent cash consideration and the assumption of US$500,000 of Pure Ratios’ existing debt for total maximum consideration of US$8,000,000. Upon closing of the Transaction Cannex will pay the Pure Ratios’ shareholders US$1,4000,000 in cash with an additional US$100,000 per month for 6 months for total cash consideration of US$2,000,000 and will issue 3,500,000 shares of Cannex. All shares issued in the Transaction will be subject to a statutory Canadian hold- period of four months and a day from the date of issuance.

The Transaction is subject to a number of conditions, including but not limited to, final due diligence by the respective parties, execution of a definitive acquisition agreement (the “Definitive Agreement”) which shall supersede the Agreement, receipt of applicable corporate approvals, and other regulatory and/or governmental approval. There can be no assurance that the Transaction will be completed as proposed herein or at all.

In addition to the Transaction, Cannex will extend Accucanna LLC, a 90% owned subsidiary of Pure Ratios which owns a soon to be opened cannabis dispensary in Desert Hot Springs, California, a loan of up to US$1,500,000 by way of a secured convertible promissory note (the “Note”). Such Note will bear interest at ten percent for six months, and subsequently bear eighteen percent interest until it matures one date from issuance. Cannex intends to fund US$1,000,000 immediately. The use of proceeds of the Note are repayment of other debt, working capital, construction costs, and general corporate purposes.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

About Pure Ratios Holdings, Inc.
Pure Ratios was founded in 2015 with the idea of combining traditional Chinese Medicine, with a science based approach to develop patented and/or proprietary products for the California medical marijuana and the national CBD Hemp markets. Today, Pure Ratios is a team of practitioners, educators, scientists, and individuals working together, to develop a family of innovative products that heighten the use of cannabinoids to create balance.

Pure Ratios’ wide range of CBD Hemp and Cannabis products includes an award winning 96 hour reservoir transdermal patch, aromatherapy infused vaporizers, herbal infused topicals, patented time-released lozenges, and a capsule line launching mixing cannabis with Chinese herbs and medicinal mushrooms.

Pure Ratios is launching the first of a kind Holistic Cannabis Clinic within Harborside’s newest dispensary in Desert Hot Springs dispensary in Coachella Valley. The Pure Ratios Clinic will offer a variety of Holistic cannabis medicine services performed by Herbalist and Naturopaths using Pure Ratios system of personalization. Pure Ratios Clinic will also allow Pure Ratios products to be researched and tested through hands on treatments and clinical research methods.

Pure Ratios Holdings Inc.
Chad Conner, CEO
(619) 955-1339
Email: chad@pureratios.com
Website www.pureratios.com and www.pureratioscbd.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

The information in this news release pertaining to Pure Ratios was provided by Pure Ratios. Although Cannex does not have any knowledge that would indicate that such information is untrue or incomplete, neither Cannex nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the proposed acquisition of Pure Ratios, the proposed transaction with 4Front Holdings LLC., Cannex’s expansion plans, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.